January 11, 2008

Carmen Moncada-Terry
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 13, 2007
File No. 033-07065

Dear Ms. Moncada-Terry:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated December 12, 2007, concerning Marathon’s Definitive Proxy Statement on Schedule 14A.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Compensation Benchmarking, page 44

Comment 1
We note your response to our prior comment 5 and reissue the comment in part.  Please disclose the percentiles represented by the actual compensation paid in 2006.

Response
As noted in our October 19, 2007 letter, market data is only one of the factors considered by the Committee in setting base salaries, bonus payments, and long-term incentive awards.  The Committee considers company and individual performance, internal equity, comparability of positions at peer companies, and external competitiveness.

A competitive compensation analysis for selected senior management positions is prepared by Towers Perrin and presented at the October Compensation Committee meeting to assist the Committee in evaluating external competitiveness.  This analysis reflects compensation paid in the prior year and includes compensation data collected from proxy statements generally filed in the spring and surveys conducted in the summer (thus compensation data is historical and lags the market).  We use this information as a benchmark for the following year’s

SEC Response: File No. 033-07065

compensation decisions.  Although this data lags the market by one year, it is the best data available and using it is a standard compensation practice.

The Committee set base salaries based upon individual performance, internal equity, comparability of positions, and competitive historical market data available at the time.   In October 2006, the Committee reviewed and compared base salaries effective in April 2006 with the market median of salaries actually paid in 2006, as reflected in data available at this later time.  This analysis showed that for all named executive officers, base salaries effective in April 2006 as compared to our peers ranged between 88% and 110% of the market median.

The Committee awarded long-term incentives in May 2006 based upon competitive historical market data available at the time, comparability of positions, internal equity, and individual performance.  In October 2006, the Committee reviewed and compared present values of long-term incentive awards granted in May 2006 with the present values of market median long-term incentive awards.  This analysis showed that for all named executive officers, the present value of long-term incentives granted in May 2006 as compared to our peers ranged between 69% and 90% of the market median.

Annual incentive bonuses are primarily based upon company and individual performance for a performance year.  The Committee uses competitive market data to set bonus targets, which for Marathon are generally set at the median of the market.  In February 2007, the Committee used these bonus targets in conjunction with 2006 company and individual performance results to determine actual bonuses for the 2006 performance year (paid in February 2007).  Because bonus is the one element of compensation which is not paid until after the end of the performance year, data for actual bonuses paid for the 2006 performance year is not available until 2007.  Due to this lag in payment of bonuses, we are not able to provide comparative percentiles for actual bonuses paid in proxy statements.

Base Salary, page 45

Comment 2
Please revise to disclose, on an officer by officer basis, how each of the factors referenced in your response to our prior comment 6 were considered in adjusting the base salary of the named executive officers.

Response
Base salary is the most foundational element of compensation.  Given acceptable company and individual performance, our compensation philosophy for named executive officers is to pay base salary within a range of the market median (50th percentile).

As President and Chief Executive Officer, Mr. Cazalot’s individual performance is directly related to company performance.  His base salary was increased because the company performed exceptionally well under his leadership and the increase was supported by competitive market data.

As Executive Vice President and Chief Financial Officer, Ms. Clark’s individual performance directly affects the overall financial health of the company.  Her base salary was increased

SEC Response: File No. 033-07065

because the company performed exceptionally well and the increase was supported by competitive market data.

As Executive Vice President and President of Marathon Petroleum Company LLC, Mr. Heminger’s individual performance directly affects the profitability of our downstream business, which was outstanding in 2006.  His base salary was increased because the downstream business performed exceptionally well and the increase was supported by competitive market data.

As Senior Vice President, Worldwide Production, Mr. Hinchman’s individual performance directly affects the profitability of our upstream business, which was outstanding in 2006.  His base salary was increased because the upstream business performed exceptionally well and the increase was supported by competitive market data.

As Senior Vice President, Worldwide Exploration, Mr. Behrman’s individual performance directly affects the profitability of our upstream business, which was outstanding in 2006.  His base salary was increased because the upstream business performed exceptionally well and the increase was supported by competitive market data.

We plan to continue to target base salaries at the median (50th percentile) of the competitive market, as influenced by the factors described above.

Company Performance Metrics, page 46

Comment 3
We note your response to prior comment 7 of our letter dated August 21, 2007, and we reissue that comment.  Please advise us whether the disclosure of the performance targets for 2007 would cause you competitive harm or otherwise state that the targets are not material.

Response
As noted in our previous response, we do not believe that Instruction 2 to Item 402(b) of Regulation S-K requires disclosure of specific performance targets for our named executive officers for 2007 because such future targets would not affect a fair understanding of the named executive officers’ compensation for 2006.  Additionally, we are concerned that detailed disclosures about performance targets for both 2006 and 2007 would be confusing to readers of our proxy statement, since the primary purpose of the 2007 proxy statement is to disclose information regarding 2006.

Although we do not believe we are required to disclose this information in the 2007 proxy statement (which covers compensation paid for 2006), the corporate performance metrics for the 2007 performance year, which will be included with targets in the 2008 proxy statement, are: (1) Upstream Adjusted Net Income per Barrel of Oil Equivalent as compared to peer

SEC Response: File No. 033-07065

companies1, (2) Downstream Adjusted Net Income per Barrel of Oil Equivalent as compared to peer companies2, (3) Net Production, and (4) Downstream Mechanical Availability.

Comment 4
We note your response to our prior comment 8 and reissue the comment.  Please identify the material differences in compensation policies with respect to the individual named executive officers.  For example, explain why total compensation and compensation by element varies in value from officer to officer.  Disclose whether any individual contributions of the named executive officers were considered in setting their compensation at the disclosed levels.  Alternatively, please tell us that there were no material differences in your compensation policies.

Response
Compensation varies in value from officer to officer based on the officer’s position with Marathon, but there are no material differences in our compensation policies with respect to individual named executive officers.

Comment 5
We note your response to our prior comment 10 and reissue the comment.  It is still unclear how the formula for calculating the performance unit awards works.  Your disclosure would be enhanced if you explain in clear terms how the 2004 performance unit awards were calculated.  You indicate that because you ranked second in total stockholder return among the XOI companies, you adjusted the payout target and set it at 183%.  Explain how the payout target was then applied in calculating the performance unit award.

Response
Please note the awards for the 2004-2006 performance period were performance share awards (settled in shares), not performance unit awards (settled in cash).

In 2004, the Compensation Committee awarded each officer a number of performance shares based upon competitive long-term incentive values.  The vesting of performance share awards could range from 0% to 200% based on our three-year total stockholder return (TSR) as compared to the three-year TSR for each of the companies that are members of the XOI.

TSR is determined by dividing (i) stock price appreciation or reduction plus cumulative dividends by (ii) the beginning stock price.  The beginning and ending stock prices are the average closing stock price for the month immediately preceding the beginning and ending dates of the measurement period.  Our second place TSR ranking resulted in vesting at 183% of target.  The Committee then multiplied the number of shares awarded by the 183% vesting percentage to determine the number of shares vested for each officer.

1 The comparator companies for the upstream adjusted net income per barrel measure were BP, Chevron, ConocoPhillips, Exxon Mobil, Hess, Murphy, Occidental, and Royal Dutch Shell.
2 The comparator companies for the downstream adjusted net income per barrel measure were BP, Chevron, ConocoPhillips, Exxon Mobil, Shell Oil, Sunoco, Tesoro, and Valero.

SEC Response: File No. 033-07065

We will include a similar disclosure in future filings.
____________________________________

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the staff’s comments or changes made in response to the staff’s comments do not foreclose the Commission from taking any action on the filing, and (c) Marathon may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4136, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.

Sincerely,

/s/ Eileen M. Campbell

Eileen M. Campbell
Vice President, Human Resources